UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BAKKT HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05759B107

(CUSIP Number)

Andrew J. Surdykowski
Intercontinental Exchange, Inc.
5660 New Northside Drive
Atlanta, GA 30328
770-857-4700

With a Copy to:

Rory B. O’Halloran
Cody Wright
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05759B107

1	NAME OF REPORTING PERSONS Intercontinental Exchange, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 174,793,798 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 174,793,798 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,793,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on (i) 4,714,336 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Bakkt Holdings, Inc. (the “Issuer”) and (ii) 170,079,462 shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock”, and together with the Class A Common Stock, the “Common Stock”), of the Issuer beneficially owned by the Reporting Person as of the date hereof. As reported herein, the Reporting Persons beneficially own 66.3% of the Common Stock; however, the voting power of the Reporting Persons in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between Intercontinental Exchange Holdings, Inc. (“ICEH”), a wholly owned subsidiary of Intercontinental Exchange, Inc. (“ICE”), and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer, as described further in Item 6 of the Initial Schedule 13D.

(2) Based on (i) 4,714,336 shares of Class A Common Stock and (ii) 170,079,462 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof.

(3) Based on a total of 263,732,355 shares of Common Stock, consisting of 70,439,996 shares of Class A Common Stock and 193,292,359 shares of Class V Common Stock, outstanding as of April 21, 2022. As described in note 1 above, the Reporting Persons beneficially own 66.3% of the Common Stock; however, the Reporting Persons’ voting power in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between ICEH, a wholly owned subsidiary of ICE, and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer, as described further in Item 6 of the Initial Schedule 13D. As of the date hereof, the Reporting Person beneficially owns 6.7% of the outstanding shares of Class A Common Stock (excluding any shares of Class V Common Stock).

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SCHEDULE 13D

CUSIP No. 05759B107

1	NAME OF REPORTING PERSONS Intercontinental Exchange Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 174,793,798 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 174,793,798 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,793,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3% (6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(4) Based on (i) 4,714,336 shares of Class A Common Stock and (ii) 170,079,462 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof.

(5) Based on (i) 4,714,336 shares of Class A Common Stock and (ii) 170,079,462 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof.

(6) Based on a total of 263,732,355 shares of Common Stock, consisting of 70,439,996 shares of Class A Common Stock and 193,292,359 shares of Class V Common Stock, outstanding as of April 21, 2022. As described in note 1 above, the Reporting Persons beneficially own 66.3% of the Common Stock; however, the Reporting Persons’ voting power in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between ICEH and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer as described further in Item 6 of this Schedule 13D. As of the date hereof, the Reporting Person beneficially owns 6.7% of the outstanding shares of Class A Common Stock (excluding any shares of Class V Common Stock).

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EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) is being jointly filed on behalf of: (a) Intercontinental Exchange, Inc., a Delaware corporation (“ICE”), and (b) Intercontinental Exchange Holdings, Inc., a Delaware corporation (“ICEH”, and together with ICE, the “Reporting Persons” and each a “Reporting Person”), and amends the Statement on Schedule 13D filed by the Reporting Persons on October 21, 2021 (the “Initial Schedule 13D”, together with this Amendment, the “Schedule 13D”), which relates to the shares Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Bakkt Holdings, Inc., a Delaware corporation (the “Issuer”).

Unless specifically amended hereby, the disclosure set forth in the Initial Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

The second paragraph of Item 1 of the Initial Schedule 13D is hereby amended and restated in its entirety as set forth below:

Each common unit of Bakkt Opco Holdings, LLC, a Delaware limited liability company (“Bakkt Opco”) (a “Bakkt Opco Common Unit”, and together with one share of Class V Common Stock, par value $0.0001 per share (the “Class V Common Stock”), of the Issuer, a “Paired Interest”) is exchangeable (along with the cancelation of a corresponding number of paired shares of Class V Common Stock) for one share of Class A Common Stock pursuant to the A&R Exchange Agreement (as defined and described in Item 6 below, subject to adjustment as set forth in the A&R Exchange Agreement). The Class A Common Stock and the Class V Common Stock are collectively referred to herein as the “Common Stock”.

Item 2.	Identity and Background.

Schedules I and II to Item 2 of the Initial Schedule 13D are hereby amended and restated in their entirety as set forth in Schedules I and II attached hereto.

(d) – (e) During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the directors or executive officers of such Reporting Person listed in Schedules I and II hereto, have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Section (a) and Section (b) of Item 5 of the Initial Schedule 13D are hereby amended and restated in its entirety as follows:

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(a) and (b)  The percentage of beneficial ownership in this Schedule 13D is based on: (i) with respect to the total amount of securities issued and outstanding, an aggregate of 70,439,996 shares of Class A Common Stock and 193,292,359 shares of Class V Common Stock outstanding as of April 21, 2022, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on April 28, 2022, and (ii) with respect to the securities beneficially owned by the Reporting Persons, the 4,714,336 shares of Class A Common Stock purchased by ICEH pursuant to the Subscription Agreement, and 170,079,462 shares of Class A Common Stock underlying the Paired Interests (consisting of 170,079,462 Bakkt Opco Common Units and 170,079,462 shares of Class V Common Stock) received by ICEH upon the Closing.

The aggregate number and percentage of shares of Class A Common Stock and Class V Common Stock beneficially owned by the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, ICEH directly holds 4,714,336 shares of Class A Common Stock, 170,079,462 shares of Class V Common Stock and 170,079,462 Bakkt Opco Common Units. Pursuant to the terms of the A&R Exchange Agreement (as defined below), Bakkt Opco Common Units, when coupled with an equivalent number of shares of Class V Common Stock, may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis (subject to adjustment as set forth in the A&R Exchange Agreement), or, at the option of the Issuer, cash, subject to the following exceptions: (i) no holder of Bakkt Opco Common Units may exchange less than 25,000 Bakkt Opco Common Units in any single exchange unless exchanging all of their Bakkt Opco Common Units; and (ii) such exchange can only occur (a) upon a Permitted Exchange Event (as defined in the A&R Exchange Agreement) or (b) on (1) the last trading day of the second week of the first month of each quarter, (2) the last trading day of the first month of each quarter, (3) the third full trading day occurring after the Issuer publicly announces its results for a quarter and (4) the last trading day of the second month of each quarter.

Pursuant to the Voting Agreement (as described in Item 6 of the Initial Schedule 13D), as long as ICEH and its affiliates hold 50% or more of the issued and outstanding shares of Common Stock, a proxy designated by the Board will vote the Excess Shares (defined in Item 6 below) beneficially owned by the Reporting Persons on any Stockholder Matter (as defined in Item 6 of the Initial Schedule 13D) in the same percentages for and against such Stockholder Matter as votes were cast for and against such Stockholder Matter by all stockholders of the Issuer other than ICEH and its affiliates. The Voting Agreement does not apply to the voting of shares of Common Stock beneficially owned by ICEH and its affiliates that are not Excess Shares. The Voting Agreement also does not apply to the giving or withholding of consent or approval in respect of any matter requiring the approval of the Required Interest (as defined in Item 6 of the Initial Schedule 13D) of Bakkt Opco equity holders under the Surviving Company LLC Agreement. The Voting Agreement will terminate if the voting power represented by the shares of Common Stock beneficially owned by ICEH and its affiliates falls below 50% of the total voting power of the shares of Common Stock issued and outstanding and entitled to vote at any time.

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To the best knowledge of the Reporting Persons, the following persons beneficially own or may be deemed to beneficially own the shares of Class V Common Stock and Bakkt Opco Common Units set forth below: (7)

•	Hon. Sharon Y. Bowen, Director, ICE, beneficially owns 29,769 shares of Class V Common Stock and 29,769 Bakkt Opco Common Units.
•	Thomas E. Noonan, Director, ICE, beneficially owns 13,231 shares of Class V Common Stock and 13,231 Bakkt Opco Common Units.
•	Frederic V. Salerno, Director, ICE, beneficially owns 9,923 shares of Class V Common Stock and 9,923 Bakkt Opco Common Units.
•	Vincent Tese, Director, ICE, beneficially owns 9,923 shares of Class V Common Stock and 9,923 Bakkt Opco Common Units.
•	Jeffrey C. Sprecher, Director (Chairman) and Chief Executive Officer, ICE, may be deemed to beneficially own 1,219,721 shares of Class V Common Stock and 1,219,721 Bakkt Opco Common Units, which shares and units are beneficially owned by his spouse through her holdings of vested incentive units in Bakkt Management. Mr. Sprecher disclaims beneficial ownership of the shares and units held indirectly by his spouse.

The Reporting Persons specifically disclaim beneficial ownership over such shares and units held by the persons listed above.

The share ownership reported herein for the Reporting Persons does not include any securities of the Issuer held by any party to the Stockholders Agreement (as defined and described in Item 6 of the Initial Schedule 13D) other than ICEH, and each of the Reporting Persons disclaims beneficial ownership of any such securities owned by such other parties.

(c) The Reporting Persons have not effected any transactions in Class A Common Stock or Class V Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(7) Beneficial ownership information set forth below is with respect to shares of Class V Common Stock and Bakkt Opco Common Units indirectly acquired by Ms. Bowen, Messrs. Noonan, Salerno and Tese, and Mr. Sprecher’s spouse in connection with the Closing in respect of incentive units held by such individuals under the Bakkt equity incentive plan in effect prior to the Closing and held directly by Bakkt Management LLC (“Bakkt Management”). In addition to the shares of Class V Common Stock and Bakkt Opco Common Units set forth below that are beneficially owned by Mr. Sprecher’s spouse, Mr. Sprecher’s spouse also is entitled to acquire beneficial ownership of an additional 2,439,443 shares of Class V Common Stock and 2,439,443 Bakkt Opco Common Units subject to satisfaction of time-based vesting conditions.

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(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby supplemented and amended to add: (i) the information contained in Item 5 of this Amendment, which is incorporated by reference into this Item 6 as if fully set forth herein; and (ii) the following information:

Amended and Restated Exchange Agreement

On May 3, 2022, the Issuer entered into an Amended and Restated Exchange Agreement (the “A&R Exchange Agreement”) with, ICEH, funds controlled by Goldfinch Partners LLC, Bakkt Management and the other parties named therein, which sets forth the terms and conditions relating to exchanges of Paired Interests for shares of the Issuer’s Class A Common Stock. The A&R Exchange Agreement amended and restated the Issuer’s existing Exchange Agreement, which was adopted in connection with the Closing (as defined in the Initial Schedule 13D) of the Issuer’s business combination on October 15, 2021, in order to modify, among other things, the dates during a quarter that a holder of Paired Interests can make an exchange.

Subject to certain limitations and conditions, the holders of Paired Interests can exchange such Paired Interests for an equivalent amount of shares of Class A Common Stock of the Issuer (i) upon a Permitted Exchange Event (as defined in the A&R Exchange Agreement) or (ii) (a) the last trading day of the second week of the first month of each quarter, (b) the last trading day of the first month of each quarter, (c) the third full trading day occurring after the Company publicly announces its results for a quarter and (d) the last trading day of the second month of each quarter. As remains the case under the A&R Exchange Agreement, the Issuer may, in lieu of delivering shares of its Class A Common Stock upon a requested exchange of Paired Interests, elect to pay an amount in cash calculated based on the volume weighted average price per share of Class A Common Stock over a five consecutive full trading day period preceding the request for exchange.

The description of the A&R Exchange Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

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Item 7.	Materials to be Filed as Exhibits.
Exhibit 99.1*	Joint Filing Agreement, dated as of October 21, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 21, 2021)
Exhibit 99.2	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 11, 2021).
Exhibit 99.3	Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 31, 2021).
Exhibit 99.4	Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 30, 2021).
Exhibit 99.5	Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.6	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.7	Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.8	Voting Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.9	Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.10	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.11	Tax Receivable Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.12*	Amended and Restated Subscription Agreement
Exhibit 99.13	Cooperation Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.14	Amended and Restated Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 4, 2022).

* Previously filed

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SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2022	Intercontinental Exchange, Inc.

	By:	/s/ Andrew J. Surdykowski
Name: Andrew J. Surdykowski
Title: General Counsel

Intercontinental Exchange Holdings, Inc.

	By:	/s/ Andrew J. Surdykowski
Name: Andrew J. Surdykowski
Title: General Counsel

[Signature Page to Schedule 13D]

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

INTERCONTINENTAL EXCHANGE, INC.

The following table sets forth certain information with respect to the directors and executive officers of Intercontinental Exchange, Inc. The business address of each director and executive officer of Intercontinental Exchange, Inc. is 5660 New Northside Drive, Atlanta, Georgia 30328.

Name	Present Principal Occupation or Employment	Citizenship
Hon. Sharon Y. Bowen (Director)

Chair of the New York Stock Exchange (NYSE), a subsidiary of Intercontinental Exchange, Inc. and member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the subsidiary boards of certain NYSE U.S. regulated exchanges.

Co-chair of the NYSE Board Advisory Council.

Member of the board of directors of each of Akamai Technologies, Inc. and Neuberger Berman Group LLC and the board of Bakkt Trust Company.

United States
Shantella E. Cooper (Director)	Founder and Chief Executive Officer of Journey Forward Strategies, LLC. Member of the board of directors of SouthState Corporation and Veritiv Corporation.	United States
Charles R. Crisp (Director)

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including as the Chair of the Board of Directors of ICE NGX Canada and on the Board of Directors of ICE Futures U.S., ICE Trade Vault, ICE Credit SEF LLC and ICE Swap Trade.

Member of the board of directors of each of EOG Resources, Inc., Targa Resources, Corp., as well as Targa Resources GP, LLC, a subsidiary of Targa Resources, Corp.

Member of the board of directors of Southern Company Gas, a subsidiary of Southern Company.

United States

1

Duriya M. Farooqui (Director)

Member of the Board of Directors of each of InterContinental Hotels Group PLC (IHG) and Tribe Capital Growth Corp I.

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the subsidiary boards of certain NYSE U.S. regulated exchanges and ICE NGX Canada.

Co-chair of the NYSE Board Advisory Council.

United States
The Rt. Hon. the Lord Hague of Richmond (Director)

Chair of The Royal Foundation of the Duke and Duchess of Cambridge, Chair of the United for Wildlife Taskforce.

Chair for the International Advisory Board at the law firm Linklaters.

Chair of the Board of Directors of ICE Futures Europe, a subsidiary of Intercontinental Exchange, Inc.

Member of the House of Lords.

United Kingdom
Mark F. Mulhern (Director)

Former Executive Vice President and Chief Financial Officer of Highwoods Properties, Inc.

Member of the board of directors of ICE Mortgage Technology, Inc., a subsidiary of Intercontinental Exchange, Inc.

Member of the Board of Directors of Barings BDC, Inc. and member of the Board of Trustees of Barings Global Short Duration High Yield Fund.

United States
Thomas E. Noonan (Director)	Founding partner of TechOperators LLC, and Chairman of TEN Holdings, LLC. Member of the Board of Directors of Manhattan Associates, Inc.	United States
Frederic V. Salerno (Director)

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the subsidiary boards of certain NYSE U.S. regulated exchanges.

Member of the board of directors of each of Associated Capital Group and Madison Square Garden Entertainment Corp and the board of Bakkt Trust Company.

United States

2

Caroline L. Silver (Director)

Advisory partner at Moelis & Company.

Chair of the Board of Directors of ICE Clear Europe Limited, a subsidiary of Intercontinental Exchange, Inc.

Chair of the Board of Directors of PZ Cussons PLC.

Member of the Board of Directors of BUPA and Meggitt PLC.

Trustee of The Victoria and Albert Museum (appointed by the UK Prime Minister).

United Kingdom
Jeffrey C. Sprecher (Director and Chief Executive Officer)	Chair of the Board and Chief Executive Officer of Intercontinental Exchange, Inc.	United States
Judith A. Sprieser (Director)

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the Board of Managers of ICE Clear Credit and ICE Mortgage Services, the governing board of MERSCORP Holdings, Inc.

Member of the boards of directors of Allstate Insurance Company (currently Lead Director) and Newell Brands Inc.

United States
Vincent Tese (Director)

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the subsidiary boards of certain NYSE U.S. regulated exchanges and as the Chair of the Board of ICE Clear Credit.

Member of the boards of directors of each of Madison Square Garden Entertainment Corp., Madison Square Garden Sports Corp., and AMC Networks Inc., Claros Mortgage Trust, Inc. and the board of Bakkt Trust Company.

Trustee of New York University School of Law and New York Presbyterian Hospital.

United States
Martha A. Tirinnanzi (Director)

Founder and President of Financial Standards, Inc. Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the Board of Managers of ICE Mortgage Services, the governing board of MERSCORP Holdings, Inc. and Board of Directors of ICE Mortgage Technology, Inc.

Member of the board of directors of Community Development Trust.

United States

3

Christopher S. Edmonds (Chief Development Officer)	Chief Development Officer, Intercontinental Exchange, Inc.	United States
Douglas Foley (SVP, HR & Administration)	Senior Vice President, HR & Administration, Intercontinental Exchange, Inc.	United States
Warren Gardiner (Chief Financial Officer)	Chief Financial Officer, Intercontinental Exchange, Inc.	United States
Mayur Kapani (Chief Technology Officer)	Chief Technology Officer, Intercontinental Exchange, Inc.	United States
Benjamin R. Jackson (President)	President, Intercontinental Exchange, Inc.	United States
Lynn C. Martin (President – NYSE Group & Chair, ICE Fixed Income and Data Services)	President – NYSE Group & Chair, ICE Fixed Income and Data Services, Intercontinental Exchange, Inc.	United States
Andrew J. Surdykowski (General Counsel)	General Counsel, Intercontinental Exchange, Inc.	United States
Mark P. Wassersug (Chief Operating Officer)	Chief Operating Officer, Intercontinental Exchange, Inc.	United States

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SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.

The following table sets forth certain information with respect to the directors and executive officers of Intercontinental Exchange Holdings, Inc. The business address of each director and executive officer of Intercontinental Exchange Holdings, Inc. is 5660 New Northside Drive, Atlanta, Georgia 30328.

Name	Present Principal Occupation or Employment	Citizenship
Jeffrey C. Sprecher (Director and Chief Executive Officer)	Chair of the Board and Chief Executive Officer of Intercontinental Exchange, Inc.	United States
Christopher S. Edmonds (Chief Development Officer)	Chief Development Officer, Intercontinental Exchange, Inc.	United States
Douglas Foley (SVP, HR & Administration)	Senior Vice President, HR & Administration, Intercontinental Exchange, Inc.	United States
Warren Gardiner (Director and Chief Financial Officer)	Chief Financial Officer, Intercontinental Exchange, Inc.	United States
Mayur Kapani (Chief Technology Officer)	Chief Technology Officer, Intercontinental Exchange, Inc.	United States
Andrew J. Surdykowski (Director and General Counsel)	General Counsel, Intercontinental Exchange, Inc.	United States
Benjamin R. Jackson (President)	President, Intercontinental Exchange, Inc.	United States
Lynn C. Martin (President – NYSE Group & Chair, ICE Fixed Income and Data Services)	President – NYSE Group & Chair, ICE Fixed Income and Data Services, Intercontinental Exchange, Inc.	United States
Mark P. Wassersug (Chief Operating Officer)	Chief Operating Officer, Intercontinental Exchange, Inc.	United States